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We'reDough

Bakery

5349 Fenton Rd
Flint, MI 48507
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Early Investor Bonus: The investment multiple is increased to 1.3× for the next $20,000 invested.
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THE PITCH
We'reDough is seeking investment to finish renovations on a new location.
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INVESTOR PERKS

We'reDough is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You
will not also receive the perks of lesser value, unless specified below.

T-shirts Invest $500 or more to qualify. 15 of 15 remaining

Investors can choose to receive a We'reDough cotton t-shirt sizes small to 3XL

Baking E-book Invest $1,000 or more to qualify. 25 of 25 remaining

The owner is currently working on an e-book with downsized versions of the bakery's recipes fit for the home kitchen. Its scheduled to be
completed by end of January 2021

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OUR STORY

We'reDough opened in June 2020, in the midst of the pandemic and one of the worst economic recessions in recent years. We have gone on to
grow to a team of 6, from a team of just 2! And now we are moving to a larger space!

Our community helped us go viral in October 2020
We began renovations on our new space in July 2021
Move is planned for Jan 7th, with grand opening of new location Feb 1st!
New location is 4215 Miller Rd, Flint in the old Pirates Park Plaza!
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OUR OFFERINGS

We offer edible cookie dough, made with heat treated flour and pasteurized eggs so its totally safe to eat with no baking necessary! We also
offer 20+ unique cookie flavors as well as hand dipped ice cream, pastries, and cakes!

Expand our offerings to add cookie dough milkshakes
Expand our offerings to add coffee
Expand our offerings to add handmade bubble waffles

Expand our ability to make larger cakes (wedding industry)
expand our shipping capabilities
expand our wholesale capabilities
expand to offer baking/ decorating classes!
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INTENDED USE OF FUNDS

These funds will allow us to finish up the renovation on our new location in a timely fashion and help us grow our business!

Finishing up plumbing upgrades
Electrical upgrades
Possible installation of walk in fridge/freezer
Expanding our offerings to milkshakes, bubble waffles, and baking classes!
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LOCATION

Our business gives back often to the surrounding Flint Community and our move to Miller road in Flint Township will make that even easier!

More foot traffic means more customers
Allow us to possibly add baking classes
Allow us to have space for community events such as weekly craft/gaming nights
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BUSINESS MODEL

current business model is based on selling to walk in customers, and those that make special orders via our website or our email invoice system.

looking to expand our shipping capabilities
eventually (2+ years) looking to add a mobile food truck
looking to expand our wholesale customers
adding baking classes and events
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$16,500
Average Monthly Revenue
45 people
Average Daily Customers
6 people
Employees
2,800 sq. ft.
Floor Space
$300,000
Projected Annual Revenue
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PRESS
We'reDough's History

link to all important events in We'reDough's history including new stories from their journey

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FORECASTED MILESTONES

We have big lofty goals here at We'reDough! We are always up for trying new things and being more innovative and creative with baking!

January 2022 – Add cookie dough milkshakes to the menu
April 2022 – Add baking classes
May 2022 – Add bubble waffle cones to the menu
2022 (end of year) – expand business hours to reach more customers
2023 – begin developing a mobile food truck/trailer
2024 – begin searching for new satellite locations
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise

Plumbing work $14,000

Electrical work $1,200

New freezer (perhaps walk in) $2,500

New equipment for expanded offerings $1,100

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $300,000 $345,000 $369,150 $387,608 $399,236

Cost of Goods Sold $40,000 $46,000 $49,220 $51,681 $53,231

Gross Profit $260,000 $299,000 $319,930 $335,927 $346,005

EXPENSES

Rent $30,000 $30,750 $31,518 $32,305 $33,112

Utilities $7,000 $7,175 $7,354 $7,537 $7,725

Salaries $68,600 $78,890 $84,412 $88,632 $91,290

Insurance $2,500 $2,562 $2,626 $2,691 $2,758

Repairs & Maintenance $1,500 $1,537 $1,575 $1,614 $1,654

Legal & Professional Fees $500 $512 $524 $537 $550

Operating Profit $149,900 $177,574 $191,921 $202,611 $208,916

This information is provided by We'reDough. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends December 10, 2021

Summary of Terms

Legal Business Name WereDough

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.3×

Investment Multiple 1.25×

Business's Revenue Share 1.3%-4.9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2027

Financial Condition

Historical milestones

We'reDough has been operating since June, 2020 and has since achieved the following milestones:

Opened location in Flint, Michigan

Achieved gross sales of $90,000 in 2020, and have already grown to $125,000 in by October 2021.

Had Cost of Goods Sold (COGS) of $15,800, which represented gross profit margin of 17% in 2020.

Historical financial performance is not necessarily predictive of future performance.

Other challenges

We'reDough has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the

Financial Statements:

Opening during a pandemic and remaining open during an economic recession

Outgrowing their original location and needing to move

Having a strong team of knowledgeable employees

Forecasted milestones

We'reDough forecasts the following milestones:

Move to a new location in Flint, MI by January 2022.

Open New location Feb 1st 2022

Achieve $300,000 revenue per year by end of 2022.

Achieve $100,000 profit per year by end of 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of We'reDough to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

We'reDough operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. We'reDough competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from We'reDough's core business or the inability to compete successfully against the with other competitors could negatively affect We'reDough's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in We'reDough's management or vote on and/or influence any managerial decisions regarding We'reDough. Furthermore, if the founders or other key personnel of We'reDough were to leave We'reDough or become unable to work, We'reDough (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which We'reDough and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, We'reDough is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

We'reDough might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If We'reDough is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt We'reDough

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect We'reDough's financial performance or ability to continue to operate. In the event We'reDough ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither We'reDough nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

We'reDough will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and We'reDough is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although We'reDough will carry some insurance, We'reDough may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, We'reDough could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect We'reDough's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of We'reDough's management will coincide: you both want We'reDough to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want We'reDough to act conservative to make sure they are best equipped to repay the Note obligations, while We'reDough might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If We'reDough needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with We'reDough or management), which is responsible for monitoring We'reDough's compliance with the law. We'reDough will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if We'reDough is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if We'reDough fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of We'reDough, and the revenue of We'reDough can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of We'reDough to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by We'reDough. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
We'reDough isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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